confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.

certain information in this letter has been omitted and filed separately with the commission. confidential treatment has been requested with respect to the omitted portions. omitted information in this letter has been replaced with [***].

BODMAN LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, Michigan 48226
Office: (313) 259-7777
Fax: (313) 393-7579

Fred B. Green
313-392-1056
fgreen@bodmanllp.com

February 12, 2010

CORRESP

VIA EDGAR AND OVERNIGHT DELIVERY Mr. Jim B. Rosenberg Senior Assistant Chief Accountant United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549	submitted pursuant to a request for confidential treatment and pursuant to 17 c.f.r. 200.83.

Form 10-K for the Fiscal Year Ended March 31, 2009

Re:       Caraco Pharmaceutical Laboratories, Ltd.
Form 10-Q for the Quarterly Period Ended September 30 2009
Definitive Proxy Statement on Schedule 14A Filed July 29, 2009
File No. 001-31773

Dear Mr. Rosenberg:

This letter responds to your letter dated January 29, 2010.  Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”) appreciates this opportunity to respond to your comments and enhance its disclosures.

For your convenience, Caraco’s responses track the items identified in your letter.  Caraco has included the additional disclosure-type information in regular type, together with explanations in italicized type which address certain of your specific inquiries.  Caraco proposes to include disclosures similar to those set forth below in future quarterly and annual reports, with changes necessary to address then-current circumstances and trends.

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

Form 10-K for the Year Ended March 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Fiscal 2009 and Fiscal 2008, page 32

1.
You disclose that “Inventories decreased by $219.2 million to $79.5 million as of March 31, 2009, as compared to $298.7 million at March 31, 2008,” However you further disclose that “As of March 31, 2009, inventory levels are equivalent to 140 days sales on hand, as compared to 142 days on hand as of March 31, 2008.” Please explain to us how inventory decreased significantly as of March 31, 2009 but inventory levels equivalent to days sales are fairly consistent with the previous year end. Revise your disclosure to quantify the impact the FDA warning letter and your voluntary product recalls had on inventory balances at March 31, 2009.

Inventory levels equivalent to days sales are fairly consistent at March 31, 2009 and 2008 even though inventories decreased by $219.2 million to $79.5 million at March 31, 2009, as compared to $298.7 million at March 31, 2008, because the level of sales per day decreased proportionately to the level of inventory.   As shown in the table below, at March 31, 2009, per day sales were $0.567 million compared to $2.107 million at March 31, 2008 or approximately 27% of the prior year’s per day sales.   Since inventory at March 31, 2009 was also approximately 27% of the inventory at March 31, 2008, it results in approximately the same level of days sales on hand.  The table below illustrates this point:

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

Calculation of Number of Days Inventory

	QE March 2008			QE March 2009
	Days	Total Amount (Mill $)	Per Day Sales Amount (Mill $)	Days	Total Amount (Mill $)	Per Day Sales Amount (Mill $)
Sales	91	191.8	2.107	90	51.0	0.567

Inventory
Raw & Packing Material	4.7	9.8		31.7	18.
Work in Progress	3.5	7.3		16.4	9.3
Finished Goods	111.8	235.6		40.7	23.0
Goods in Transit	21.8	46.0		51.6	29.2

Total Inventory	141.7	298.7		140.3	79.5

The voluntary product recalls did not occur until March 31, 2009 and April 2009.  Recalled product is not included in inventory balances when returned because it has no commercial value as it cannot be re-sold.  As disclosed in our Form 10-K for the year ended March 31, 2009, we believe the total sales revenues related to these recalls is approximately $4.2 million.  Such recalls did not materially impact inventory balances at March 31, 2009.  In addition, the Company does not believe that the FDA warning letter dated October 31, 2008 had a material impact on inventory balances at March 31, 2009 as manufacturing and sales activity continued.  Inventory balances were materially impacted, however, by the FDA seizure on June 25, 2009.  Accordingly, the Company does not believe the Form 10-K needs to be amended to add additional disclosures to quantify the impact of the FDA warning letter and the voluntary product recalls on inventory levels.

Definitive Proxy Statement Filed July 29, 2009

Compensation of Executive Officers

Compensation Discussion and Analysis

Components of Compensation-Executive Officers, page 11

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

2.
You disclose on pages 12 and 13 that as a result of your overall performance, the Compensation Committee determined that no cash bonuses be paid to your named executive officers. Please revise your disclosure to disclose the level of achievement for each of the corporate and individual goals set for each of your named executive officers and how the level of achievement was factored into your Committee’s decision to not award bonuses for fiscal 2009.

3.
For each of your named executive officers other than your Chief Executive Officer, you disclose that one of the targets for your annual cash bonus is “based on individual development goals,” but do not disclose these goals. You also do not disclose the target market share for Sun Pharma products which you set as a goal for your Senior Vice President – Business Strategies. Please revise to disclose each of these goals and targets for each respective named executive officer. In addition, this disclosure should disclose the level of achievement for each goal and or target and how the level of achievement was factored info your Committee’s decision to not award bonuses for fiscal 2009.

[This is in response to Comments 2 and 3 above.]  As disclosed in the proxy statement on page 13, the Compensation Committee retains the discretion to change or eliminate the bonus award whether or not the performance criteria are satisfied.  As was also disclosed, the Compensation Committee determined not to award cash bonuses as a result of the Company’s overall performance.  Generally, as discussed below, while some performance parameters were achieved, such achievements were not determined sufficient to award any bonuses in light of the Company’s overall underperformance.  Because of the Company’s performance, no employee of the Company earned a bonus for the year ended March 31, 2009.

To clarify:

With respect to Mr. Movens, he did not achieve any of his performance parameters except for increasing product development filings, which accounted for 15% of the targeted potential cash bonus or approximately $32,245.  Investors could easily determine whether the majority of these parameters were achieved by reviewing Caraco’s Form 10-K for the year ended March 31, 2009.

With respect to the Interim Chief Financial Officer, his entire potential bonus was approximately $16,150.  He achieved all of his performance parameters, except with respect to the Company’s overall sales goals, and 80% of his individual development goal to improve the timely payment of account payables.  With respect to the bonus awarded at the discretion of the Chief Executive Officer, the Chief Executive Officer, like the Compensation Committee, used his discretion not to award any bonus in light of the Company’s overall underperformance.

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

With respect to the Senior Vice President – Business Strategies, he achieved targeted sales of a certain product, which represented approximately $6,600 of his potential bonus, and obtained market share for 90% of Sun Pharma’s products, which represented approximately $11,800 of his potential bonus.  He achieved one individual development goal, decreasing his expense budget as a percentage of Caraco’s sales and did not achieve another, namely entering into new development agreements for eight products during the year.  With respect to the bonus awarded at the discretion of the Chief Executive Officer, the Chief Executive Officer, like the Compensation Committee, used his discretion not to award any bonus in light of the Company’s overall underperformance. With respect to the target market share for the Sun Pharma products, this information is confidential, the disclosure of which would result in competitive harm to the Company.  While there was no assurance of his successful attainment of this parameter, the Company believed that a substantial part of the bonus for this parameter would be achieved based on his motivated performance, but that extraordinary efforts would be necessary to achieve the entire bonus for this parameter.

With respect to the Senior Vice President – Regulatory, his entire potential bonus was approximately $45,355.  He achieved all of the applicable performance parameters (with improvement of the HIPAA program and trainings and evaluation and determination of solutions necessary for electronic DEA processing set aside).  He achieved one individual development goal of submitting ANDA filings with the FDA with no major deficiencies, satisfied a significant part of two others as he filed nine of twelve ANDA products with the FDA and implemented or commenced the process of implementing three new software programs for the quality assurance and management and information departments of the Company.  With respect to the bonus awarded at the discretion of the Chief Executive Officer, the Chief Executive Officer, like the Compensation Committee, used his discretion not to award any bonus in light of the Company’s overall underperformance.

While Caraco intends in the future, to the extent required, to fully disclose all individual development goals and disclose whether the performance parameters and individual development goals were achieved, it does not believe that it is necessary to amend the Form 10-K to add disclosure about the above referenced performance parameters and individual development goals.  The Company believes that its shareholders and investors received detailed disclosure of the performance parameters and the percentage targets and the material disclosure that no bonuses were awarded because Caraco did not perform.  Moreover, the amounts to be paid for those performance parameters and individual development goals which were achieved, were not significant.  The material disclosure was that Caraco’s Compensation Committee recognized that there is a correlation between a company’s performance and the award of bonuses, and that in Caraco’s situation, whether or not individual  performance parameters and individual development goals were achieved, the Compensation Committee determined not to award any bonuses because of the Company’s overall performance.  Again, Caraco understands the disclosure requirements with respect to identification of individual performance goals and disclosure of whether or not such goals and performance parameters were achieved,  and will make the required disclosures in future proxy statements.

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

Grants of Plan-Based Awards, page 15

4.
Please revise your table to include each grant of an award made to a named executive officer in the last completed fiscal year under any plan. It appears that you have not included your proposed grant of awards under your non-equity incentive plan which you describe on pages 12-13. It also appears that you have not included your May 2, 2008 grant of 10,000 shares of common stock to your Chief Executive Officer that you describe on page 13.

The Company intends in the future to include disclosure of the proposed grant of awards under any non-equity incentive plan and all grants of common stock in the “Grants of Plan-Based Awards” table.  While the Company acknowledges that the proposed non-equity incentive awards to the named executive officers and the grant to the CEO of the 10,000 shares of common stock should have been included in the “Grants of Plan-Based Awards” table under the headings “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” and “All Other Stock Awards: Number of Shares of Stock or Units,” respectively, it does not believe that it is necessary to amend its Form 10-K for the fiscal year ended March 31, 2009 to include such information because with respect to the (i) proposed grants of awards under the non-equity incentive plan, such disclosure is already included on page 13 of the proxy statement, with the target amount (which is equivalent to the maximum) and the threshold amount (the percentage of the target for each performance parameter) disclosed for each named executive office; and (ii) grant of 10,000 shares to the CEO on May 2, 2008, such disclosure is included in the first paragraph on page14 of the proxy statement, in footnote 1 to the 2009 Summary Compensation Table on page 15 of the proxy statement, and in the first paragraph on page 18 of the proxy statement.  Again, the Company will include disclosure of any applicable proposed grant of awards under any non-equity incentive plan and grant of common stock in the “Grants of Plan-Based Awards” table in its future proxy statements.

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

Form 10-Q for the Quarterly Period Ending September 30, 2009

Statement of Operations, page 3

5.
It appears that you have presented non-GAAP subtotals on the face of a GAAP financial statement. Please explain to us how your presentation complies with Item 10(e) of Regulation S-K and Article 10 of Regulation S-X.

Based on my discussion with Mr. Don Abbott, SEC Senior Staff Accountant, it is our understanding that the line items entitled “Gross profit before reserve for inventory seized by FDA” and “Operating (loss) income prior to non-recurring income” are the non-GAAP subtotals in question.  The Company will not include such non-GAAP subtotals on the face of a GAAP financial statement in future filings, including its Form 10-Q for the quarter ended December 31, 2009. While the Company agrees that such subtotals should not have been included in its Form 10-Q for the quarter ended September 30, 2009, the Company does not intend to amend such Form 10-Q to add revised Statements of Operations excluding such subtotals since the Company’s future filings will include a Statements of Operations excluding such subtotals , including the Form 10-Q for the quarter ended December 31, 2009.

Notes to Unaudited Financial Statements – Current Status of the Corporation, page 7

6.
Please refer to your disclosure regarding the $20 million non-recurring income recognized during the quarter ended September 30, 2009. Expand your disclosure to describe the nature of the income earned in connection with the purchase agreement arising out of the settlement agreement with Forest, including the nature and amount of each component of this income. Further, provide us your accounting analysis supporting recording the $20 million to income in the quarter, and why it is not a reduction of consideration related to the asset purchase agreement.

[***]

Accordingly, it is clear that the $20 million represents income in the quarter.  In addition, there was no cash consideration from which the $20 million could be reduced.  Forest is only earning royalties from the products sold to Caraco pursuant to the purchase agreement.

Further, expanding the disclosure as requested would disclose confidential information which is also the subject of a Confidential Treatment Request submitted to the Commission as disclosed in Caraco’s Form 10-Q for the quarter ended September 30, 2009.  Both parties to the purchase agreement have made efforts to protect the confidentiality of the $20 million payment.  In this connection, you are referred to Forest’s Form 10-Q for its quarter ended September 30, 2009.

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

7.
You disclose that you have not received FDA approval for any ANDAs during the first six months of Fiscal 2010 and do not expect to receive any approvals for products out of your Michigan facilities until you resolve the FDA’s concerns. Please expand your disclosure in MD&A to describe the expected impact on future results of operations and financial position regarding the unresolved FDA’s concerns.

In the second paragraph of the “Overview” section of the MD&A on page 28 (and also in the third paragraph of Note “3 Current Status of the Corporation” on page 7) of the Form 10-Q for the quarter ended September 30, 2009, Caraco discloses that as a result of the FDA actions, “there has been a material adverse effect on our current operations and there may be a material adverse effect on our near term operations.” In addition, in the second paragraph on page 37 under “Future Outlook” of the MD&A, Caraco discloses that the “FDA’s actions and the Company’s voluntary actions have had, and are expected to have, a material adverse effect on operations and operating results.”

Disclosures by Caraco of not having received FDA approvals of its ANDAs and not expecting to receive any approvals until Caraco resolves FDA concerns are included in the same “Overview” section of the MD&A, on page 30 (and also in the last paragraph of Note “3 Current Status of the Corporation” on page 8), as are the disclosures that the FDA actions are and will continue to have a material adverse effect on operations until the FDA’s concerns are resolved.  Caraco believes the disclosures that it has not received FDA approval of its ANDAs are sufficiently connected to the disclosures that the FDA actions are having and will have a material adverse effect on operations until they are resolved, so no additional disclosure is required.

Also, include in your revised disclosure the following:

•	How many of the ANDAs are pending for products from the Michigan facilities;

In the last paragraph of Note “3 Current Status of the Corporation” on page 8 and in the third paragraph on page 36 of the “Future Outlook” section under MD&A of the Form 10-Q for the quarter ended September 30, 2009, Caraco discloses that the “total number of ANDAs pending approval by the FDA as of September 30, 2009 was 31 (including four tentative approvals) relating to 27 products.”

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

Caraco intends, in its future filings, to also include such disclosure in the “Overview” section of the MD&A.  Specifically, in its Form 10-Q for the quarter ended December 31, 2009, Caraco  includes the following disclosure in the “Overview” section:

“We have filed two ANDAs relating to two products with the FDA during the first nine months of Fiscal 2010. We have not received FDA approval for any ANDAs during the first nine months of Fiscal 2010 and do not expect to receive any approvals for products out of our Michigan facilities until we resolve the FDA’s concerns as discussed above.  The total number of ANDAs pending approval by the FDA as of December 31, 2009 was 31 (including four tentative approvals) relating to 27 products out of our Michigan facilities.”

•	Quantify the amount of inventory related to any materials purchased for products out of your Michigan facilities for which the Company has filed ANDAs with the FDA; and,

In Note “13 Inventories,” of the Form 10-Q for the quarter ended September 30, 2009, Caraco discloses that “total inventories at September 30, 2009 and March 31, 2009 includes materials purchased in the amount of $3,257,323 and $2,875,885, respectively, related to products for which the Company has filed ANDAs with the FDA, and the commercial launch of such products will commence once the approvals are received.”

Caraco intends, in its future filings, to also include such disclosure in the “Inventory” section of the MD&A.  Specifically, in its Form 10-Q for the quarter ended December 31, 2009, Caraco includes the following disclosure in the “Inventory” section:

“Total inventories at December 31, 2009 and March 31, 2009 includes materials purchased in the amount of $2,471,824 and $2,875,885, respectively, related to products for which the Company has filed ANDAs that are awaiting approval from the FDA, and the commercial launch of such products will commence once the approvals are received.”

•	Disclose your plan or considerations as it relates to production or manufacturing the products previously from the Michigan facilities at another facility.

In the third paragraph on page 36 of the “Future Outlook” section under MD&A of the Form 10-Q for the quarter ended September 30, 2009, Caraco discloses that it may transfer certain manufactured products to an alternate manufacturing site that would allow the Company to regain revenues from those products.

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

Caraco intends, in its future filings, to update such disclosure.  Specifically, in its Form 10-Q for the quarter ended December 31, 2009, Caraco includes the following disclosure in Note “3 Current Status,” the “Overview” section of MD&A and in the “Future Outlook” section under MD&A:

“The Company has also transferred certain Caraco-owned products (those products for which Caraco owns the ANDAs) to additional alternate manufacturing sites that would allow the Company to regain revenues from those products while Caraco completes the necessary remedial actions that would lead to resumption of its manufacturing operations. The Company intends to file with the FDA supplements to ANDAs, for its approval, in the next six months for these transferred products.”

As noted, Caraco intends to make the requested disclosures in its future filings.  Caraco believes that no amendment to its Form 10-Q for the quarter ended September 30, 2009 is required to add such disclosures as substantially all of the requested additional disclosures were made in such filing as referenced above.

Item 6. Exhibits

8.
On page 19 of your Form 10-Q filed on August 10, 2009, you disclose that you intended to file a copy of the Settlement and License Agreement by and among MedImmune, LLC, Sun Pharma, and the company effective July 31, 2009 with this Form 10-Q. You have not filed a copy of this settlement and license agreement with this Form 10-Q. Please revise to file a copy of the settlement and license agreement.

The Company has determined that the marketing of its generic version of MedImmune’s generic version of its drug product, Ethyol, will not have a material impact on its financial position and that there is no need, therefore, to file the settlement and license agreement as an exhibit to its periodic report.  The prior statement, in the Company’s Form 10-Q for the quarter ended June 30, 2009, that the settlement agreement would be filed as an exhibit was inadvertently included with the disclosure that the other agreements referenced therein would be filed as exhibits to the Company’s next Form 10-Q. (Such other agreements have been filed as exhibits to such Form 10-Q.)  Accordingly, the Company updates its prior disclosure to shareholders and informs them of such determination in its Form 10-Q for the quarter ended December 31, 2009, as follows:

As previously disclosed, effective July 31, 2009, MedImmune, LLC, Sun Pharma, and the Company, entered into a Settlement and License Agreement (the “Settlement”) to resolve certain litigation.  Under the Settlement, MedImmune grants, in exchange for certain payments, to Sun Pharma and its affiliates (including Caraco), a license to continue to market a generic version of MedImmune’s drug product Ethyol®. The Company had stated in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, that it intends to file a copy of this agreement with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2009, requesting confidential treatment for certain portions. Subsequently, the Company determined that no filing of the agreement is necessary because the agreement will not have a material impact on its financial position.

_________________________

confidential treatment requested by
caraco  pharmaceutical laboratories, ltd.
Securities and Exchange Commission
February 12, 2010

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 313-392-1056.

Sincerely,

/s/ Fred B. Green
Fred B. Green

cc.	Jitendra N. Doshi, Chief Executive Officer
Mukul Rathi, Interim Chief Financial Officer